MANORHAVEN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MANORHAVEN CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 WALL STREET, 25th FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GENNARO J. FULVIO	(212) 490-3113	jfulvio@fulviollp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ZACHARY MARANS_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __MANORHAVEN CAPITAL, LLC_____, as of __DECEMBER 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



YUNIA DEMICCO-NADLER
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Notary Public



Signature:

Title:

PRESIDENT & CEO_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Manorhaven Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manorhaven Capital LLC
(the Company) as of December 31, 2022, and the related notes (collectively referred to as the
financial statement). In our opinion, the financial statement presents fairly, in all material respects,
the financial position of the Company as of December 31, 2022, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement is
free of material misstatement, whether due to error or fraud. Our audit included performing procedures to
assess the risks of material misstatement of the financial statement, whether due to error or fraud, and
performing procedures that respond to those risks. Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating
the accounting principles used and significant estimates made by management, as well as evaluating the
overall presentation of the financial statement. We believe that our audit provided a reasonable basis for
our opinion.

We have served as the Company's auditor since 2022.

Baker Tilly US, LLP

New York, New York
February 28, 2023

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	189,553
Accounts receivable		75,000
Other assets		13,538
TOTAL ASSETS	$	278,091

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	37,265
Commissions payable		69,750
TOTAL LIABILITIES		107,015
MEMBER'S EQUITY		171,076
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	278,091

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on March 4, 1998 and became a broker-dealer on May 22, 1998.

The Company is a wholly-owned subsidiary of Prometheum, Inc. (the "Parent" and sole "Member"). This change in ownership was approved by FINRA, effective February 22, 2021.

The member of an LLC has limited liability for debts, obligations, and liabilities of the business.

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company follows ASC 606, "Revenue from Contracts with Customers". Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue

MANORHAVEN CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment ad actions of third parties.

The following provides detailed information the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

The Company may also receive retainer payments pursuant to a success fee engagement. In this case, the Company recognizes the retainer payments as revenue as performance obligations are satisfied.

Leases

The Company does not recognize any lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, as the lease it is obligated under is month to month.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes, except for New York City Unincorporated Business Tax ("UBT"). The Company has no UBT liability, hence has recorded no tax liability on its books. The Company has not recorded any tax benefit for net operating losses that may be incurred to the benefit of the Member.

Current Expected Credit Losses

The Company reviews its trade receivables to determine if a loss provision is appropriate. Such receivables at the beginning and end of the year were nil and $75,000, respectively. The Company has recorded no such loss provision at year end 2022 or 2021.

3. FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2022, none of the assets and liabilities were required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, is approximately their fair value due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2022.

4. COMMITMENTS

The Company has evaluated commitments and contingencies in accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.*

5. CONCENTRATION OF CREDIT RISK FOR CASH

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. Uninsured cash was $94,885 at December 31, 2022.

MANORHAVEN CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(continued)

Two clients, which were related to each other, accounted for 93% of the Company's revenue in the current year.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $152,288 which exceeded the minimum requirement of $50,000 by $102,288. The Company's ratio of aggregate indebtedness to net capital ratio was 0.606 to 1.

7. RELATED PARTY TRANSACTIONS

The Company pays rent to a related party. The initial lease term ended on July 31, 2019, and thereafter, the rental agreement is on a month-to-month basis. Rent expense was $70,973 for 2022.

All Commission expenses shown in the Statement of Operations were paid to an officer of the Company.

8. COMPLIANCE WITH RULE 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and investment advisory services.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 28, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.